Nuveen Investments

333 West Wacker, Suite 3300

Chicago, IL 60606

December 15, 2009

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

Nuveen Insured Tax-Free Advantage Municipal Fund

811-21213

333-163054

On behalf of the Nuveen Insured Tax-Free Advantage Municipal Fund (the “Fund”), we hereby make the following representations:

(i) The Fund is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(iii) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

(iv) The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, the Fund’s registration statement on Form N-2 (Reg. Nos. 333-163054, 811-21213) (the “Form N-2”) contains unaudited financial information for the fiscal year ended October 31, 2009. To the extent that the audited financial information to be included in the Fund’s Certified Annual Report on Form N-CSR to be filed in January 2010 reflects any material changes from the unaudited information contained in the Form N-2, we hereby undertake to promptly notify shareholders of any such material change.

NUVEEN INSURED TAX-FREE ADVANTAGE MUNICIPAL FUND

By:	/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Vice President and Secretary